November 24, 2009
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

Attention:	Gabriel Eckstein Daniel Morris Gary Todd

Re:	China Yuchai International Limited Form 20-F for Fiscal Year Ended December 31, 2008 Filed July 15, 2009 File No. 001-13522
This letter sets forth the response of China Yuchai International Limited (“China Yuchai”) to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) in its letter dated October 28, 2009, with respect to the above referenced Form 20-F. For the Staff’s convenience, the Staff’s comment is set forth before China Yuchai’s response.
1.     Comment: We note that your shares of [Guangxi Yuchai Machinery Company Limited] are your primary asset. We also note that your plans for expansion and diversification, as described on page 44, appear to emphasize the acquisition of investment securities (for instance, the securities of TCL and HLGE.) Please provide your analysis as to whether you should be considered an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940.
Response to Comment 1:

(a)	Summary of Requirements of Rule 3a-1 under the 1940 Act.
         Rule 3a-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), provides that an issuer meeting the Rule’s requirements will not be deemed to be an “investment company” under the 1940 Act.
         The Rule requires that (i) no more than 45% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) may consist of “securities” and (ii) no more than 45% of the issuer’s net income after taxes (for the last four fiscal quarters combined) may be derived from “securities.”
         Excluded from the term “securities,” for purposes of the Rule, are U.S. government securities, securities issued by employees’ securities companies and securities issued (i) by certain majority-owned subsidiaries of the issuer and (ii) by certain companies “primarily controlled” by the issuer.

         In addition, to qualify for the exemption provided by the Rule, the issuer cannot be an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(B) of the 1940 Act. These sections refer to (i) companies engaged primarily, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, or holding themselves out as such, or (ii) companies in the business of issuing face-amount certificates of the installment type, or with the intent to issue such certificates.
(b)    Analysis of Why China Yuchai is Entitled to Rely on the Exemption Provided by Rule 3a-1.
         China Yuchai is entitled to rely on Rule 3a-1 and therefore is not an investment company under the 1940 Act for the following reasons:
         (i)     China Yuchai is not a company engaged primarily, nor does it propose to engage primarily, in the business of investing, reinvesting or trading in securities, nor does it hold itself out as such.
         When China Yuchai has invested in companies, its investment has not been for trading or speculative purposes. It has invested with the intent to hold the investment for a period of time over the long or medium term, and with the intent, to the extent possible, to participate in operating the business of the company in which it invests. China Yuchai is not a passive investor, nor is it an active trader in securities.
         China Yuchai has owned, since 1993, a majority voting and economic interest in Guangxi Yuchai Machinery Company Limited (“GYMCL”) which is China Yuchai’s main operating asset, and China Yuchai’s primary source of cash flow has historically been its share of the dividends, if any, paid by GYMCL. GYMCL is a diesel engine manufacturer in China and produces diesel power generators and diesel engine parts and is not engaged in the securities business. As disclosed in the Annual Report on Form 20-F for the year ended December 31, 2008 (the “Annual Report”) on page 27, “Yuchai [GYMCL] produces light, medium and heavy-duty diesel engines, industrial diesel engines, diesel powered generators (Genset) and engine parts.” The Annual Report describes the business of GYMCL in detail on pages 27 through 37.
         China Yuchai has the right to appoint nine of GYMCL’s 13 directors. China Yuchai provides certain management, financial planning and other services to GYMCL and, as of June 1, 2009, China Yuchai had seconded six employees to key management positions to work full-time at GYMCL’s principal manufacturing facilities in China as part of GYMCL’s day-to-day management team.
         As part of the China Yuchai’s plans for business expansion and diversification, China Yuchai’s strategy generally is to acquire a significant interest, even if such interest is a less-than-majority interest, in target entities that permits China Yuchai to influence the operations and management policies of such target entities and to achieve profit through improved operations. It is not the China Yuchai’s strategy to make passive investments or to otherwise trade in the securities of other companies as its primary aim. Pursuant to its business plan, commencing from 2005, China Yuchai gradually over a period of time acquired a 45.4% interest in HL Global Enterprises Limited (“HLGE”) and 34.4% interest in Thakral Corporation Ltd (“TCL”). It is currently the largest shareholder in each of HLGE and TCL.

For this reason, it could be maintained that HLGE and TCL are companies meeting the requirements of paragraph (a)(4) of the Rule and therefore the interests in these companies held by China Yuchai do not constitute “securities.” China Yuchai has not yet determined whether it will take this position, given the fact that China Yuchai is so clearly in compliance with the Rule. However, we note these facts to emphasize that it is China Yuchai’s strategy not to be a passive investor but to obtain an interest in companies that allow it to actively participate in these companies’ planning, operations, and business.
         As disclosed in the Annual Report on page 39, “The core businesses of the HLGE group are that of hospitality operations and property development.” HLGE operates hotels primarily in China and Malaysia. As disclosed in the Annual Report on page 23, “The TCL group primarily conducts distribution of consumer electronic products with operations mainly in the PRC (including Hong Kong). TCL also has other business activities relating to contract manufacturing, property development and investment in the PRC.” Neither HLGE nor TCL is engaged in the securities business. China Yuchai has four representatives out of eight directors on HLGE’s Board and two representatives out of nine directors on TCL’s Board. As disclosed in the Annual Report, China Yuchai had, in 2008, sought to increase its representation on the board of TCL proportionate to its shareholding in TCL in order to increase its influence and control over TCL’s operations and business but this attempt was not successful.
         (ii)     China Yuchai is not engaged, has never engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, nor does it have any such certificates outstanding.
     See China Yuchai’s balance sheet as of December 31, 2007 and 2008 and notes 1 and 3(l) to China Yuchai’s consolidated financial statements included in the Annual Report, which describe the issued and outstanding securities of China Yuchai.
         (iii)    Calculated in accordance with the requirements of the Rule (which specifically directs that “value” be determined in accordance with Section 2(a)(41) of the 1940 Act) and applying the consolidation principles1 of paragraph (c) of the Rule, securities held by China Yuchai have a value as of December 31, 2008 equal to 24.7% of China Yuchai’s total assets, and 29.6% of China Yuchai’s net income after taxes (for the last four reported fiscal quarters combined ended December 31, 2008) is derived from securities. These figures are both lower than the 45% permitted by the Rule.
         In making the calculations in the immediately preceding paragraph in accordance with Section 2(a)(41) of the 1940 Act:
         (i)      securities for which market quotations are available have been valued at the market value at the end of the last preceding fiscal quarter (to the extent then owned);
         (ii)     the value of other securities and assets owned at the end of the last preceding fiscal quarter have been valued at the fair value of such securities and assets, as determined in good faith by the Board of Directors of China Yuchai; and

[1]
In effecting the consolidation required by paragraph (c) of the Rule, China Yuchai has consolidated its financial statements with the financial statements of any wholly-owned subsidiaries. Otherwise, there has been no consolidation.

(iii)	securities and assets acquired after the end of the last preceding fiscal quarter have been valued at the cost thereof.
The particulars of these calculations are set forth in the following tables and explanatory notes:
TABLE I: Balance Sheet of China Yuchai,
Consolidated to the Extent Required by the Rule:
In effecting the consolidation required by paragraph (c) of the Rule, China Yuchai has consolidated its financial statements with the financial statements of any wholly-owned subsidiaries. Otherwise, there has been no consolidation.

As of December 31, 2008

(US dollars in thousands)

Property, plant and equipment	144

Investments in Subsidiaries (1)	406,754

Investments in Associated Corporations (2)	49,219

Other Investments (3)	64,433

Current Assets

Amounts due from parent (non-trade)	765

Other debtors, deposits & prepayments (4)	9,497

Cash and cash equivalents	11,378

Total Assets	542,190

(1)	Represents ownership by China Yuchai of 76.4% of GYMCL. GYMCL is thus a “majority-owned subsidiary of China Yuchai for purposes of the Rule and as determined under Section 2(a)(24) of the 1940 Act. GYMCL is not an investment company under Section 3(b)(3) or Section 3(c)(1) of the 1940 Act. (See Annex A).

(2)	Represents ownership by China Yuchai of 45.4% of HLGE and 34.4% of TCL. The following table shows the value attributed to these assets in the above:

As of December 31, 2008
(US dollar in thousands)

HLGE	14,828
TCL	34,391

(3)	Represents ownership by China Yuchai of preference shares and bonds issued by HLGE.

(4)	Includes interest receivable of US$8,987 from HLGE.
TABLE II: Income Statement of China Yuchai,
Consolidated to the Extent Required by the Rule:
In effecting the consolidation required by paragraph (c) of the Rule, China Yuchai has consolidated its financial statements with the financial statements of any wholly-owned subsidiaries. Otherwise, there has been no consolidation.

For the year ended
December 31, 2008
(US dollars in
thousands)
Turnover
Cost of sales
Other income
Related to China Yuchai and GYMCL(1)	16,339
Related to HLGE(1)	6,471
Administrative and other operating expenses
Related to China Yuchai and GYMCL	-3,185
Related to HLGE	-1,241

Profit from operations	18,434
Interest Expenses
Related to China Yuchai and GYMCL	-1,313
Related to HLGE	-520

Profit from operations before tax	16,601
Taxation charge	—

Profit from operations after tax	16,601

1.	The breakup of “Other Income”, that includes income from GYMCL and HLGE, is set forth below. China Yuchai did not derive any income from TCL during the year ended December 31, 2008.

For the year ended
December 31, 2008
(US dollar in
thousands)
Fixed deposits	209
Dividend income (GYMCL)	15,811
Gain on transfer of shares (GYMCL)	2
Exchange gain/(loss)

Related to China Yuchai and GYMCL	317
Related to HLGE	490
Unsecured bond (HLGE)	3,989
Revaluation loss of Pref A (HLGE)	(939)
Gain on redemption of investment in HLGE: Pref B (HLGE)	476
Impairment loss on Pref B (HLGE)	(310)
Gain on redemption of investment in HLGE: Unsecured bond (HLGE)	2,765
Total	22,810
THE 45% TEST
     Test:
     (1)     No more than 45% of the value of the issuer’s total assets (excluding U.S. Government securities and cash items) must consist of, and
     (2)     No more than 45% of the issuer’s net income after taxes (for the last four fiscal quarters combined) must be derived from, certain investment securities.
     Analysis:
     (1)     Assuming the equity investments in HLGE and TCL, the preference shares and bonds issued by HLGE, interest receivable from HLGE and the cash and cash equivalent (i.e., the bank deposits) to be “securities”, based on the amounts in TABLE I, China Yuchai meets the 45% asset test:

Test=	Securities	=	49,219 + 64,433 +8,987 + 11,378	=	134,017	=	24.7%

	Total assets		542,190		542,190
     (2)     Assuming that income derived from HLGE, TCL and the bank deposits is income derived from “securities”, based on the amounts in TABLE II, China Yuchai meets the 45% net income test:

Test=	Income from HLGE, TCL and the bank deposits minus expenses relating to such investments	=	6,471 + 209 – [1,241 +520]	=	4,919	=	29.6%

	Total income		16,601		16,601

For the foregoing reasons, China Yuchai respectfully submits that China Yuchai is entitled to rely on Rule 3a-1 and therefore is not an investment company under the 1940 Act.
Please let me know if you have any further questions. I can be contacted at (65) 6322 6262 if I can be of further assistance.

Yours sincerely
/s/ Hoh Weng Ming
Hoh Weng Ming
Chief Financial Officer

ANNEX A
Section 3(b)(3) and Section 3(c)(1) of the 1940 Act.
         GYMCL does not rely on the exemption provided by Section 3(b)(3) or Section 3(c)(1) of the 1940 Act. Rather, it is not an investment company because of its compliance with Section 3(a)(1)(c) of the 1940 Act. This is shown by the balance sheet set forth below.
         GYMCL: Unconsolidated balance sheet as of December 31, 2008

	Neutral		Good
	Assets	Securities	Assets
	(RMB in thousands)
Cash on Hand and at Bank	235,057
Net Trade Debtors			2,751,339
Stock			1,906,653
Prepayment			506,736
Other Receivables			60,693
Less: Provision for other receivable			-11,196
Deferred expenses			5,414
Amount due from YMLC and its subsi — Non Trade		24,660
Amount due from YMLC and its subsi — Trade			616
Less: Provision for debts due from YMLC			-24,609
Amount due from SHC and related company (Non trade)		21,699
Amount due from SHC and related company (Trade)			14,982
Amount due from CYI		1,306
Land Use Right			93,489
Total Fixed Assets			1,997,110
Long Term Investment Unquoted Companies		257,174
Deferred Income Tax			119,805
Total	235,057	304,839	7,421,032

Test=	Securities	=	304,839	=	3.9%

	Total assets – neutral assets		7,725,871